UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             3D Systems Corporation
                             ----------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 88554D205

1. Names of Reporting Persons: Jay R. Harris
    I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [ ]

3.  SEC Use Only


4. Citizenship or Place of Organization: U.S.

Number of        5.  Sole Voting Power:        222,219
Shares
Beneficially     6.  Shared Voting Power:      --0--
Owned by
Each             7.  Sole Dispositive Power:   239,489
Reporting
Person With      8.  Shared Dispositive Power: 493,874

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,363

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 3.84%

12. Type of Reporting Person (See Instructions): IN

Item 1.

          (a) The name of the issuer is 3D Systems Corporation (the "Corporation").

          (b) The Corporation's executive office is located at 26081 Avenue Hall, Valencia, California 91355.

Item 2.

          (a) The person filing this statement is Jay R. Harris.

          (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

          (c) Mr. Harris is a United States citizen.

          (d) The security (the "Security") is common stock, $0.001 par value per share.

          (e) The CUSIP Number of the Security is 88554D205.

Item 3.

          Not applicable.

Item 4.    Ownership.

          (a) Mr. Harris is the beneficial owner of 733,363 shares of the Security.

                  Such 733,363 shares of the Security include:

                  (i) 493,874 shares of the Security of which Mr. Harris is the beneficial owner through his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor registered under
Section 203 of the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over accounts of its clients that hold 493,874 shares of the Security;

                  (ii) 222,219 shares of the Security of which Mr. Harris is the beneficial owner through his personal accounts over which G&H does not have investment discretion or voting control; and

                  (iii) 17,270 shares of the Security of which Mr. Harris is the beneficial owner through family-related accounts over which G&H does not have investment discretion of voting control.

                  The 733,363 shares of the Security of which Mr. Harris is the beneficial owner include: (i) 29,470 shares of the Security into which the $300,000 in 6%

Subordinated Convertible Debentures of the Corporation (the "Debentures"), which are held in certain client accounts over which G&H has investment discretion, are convertible; (ii) 66,700 shares of the Security into which the 66,700 shares of Series B Convertible Preferred Stock of the Corporation (the "Preferred Stock"), which are held in certain client accounts over which G&H has investment discretion, are convertible; (iii) 33,000 shares of the Security into which the 33,000 shares of Preferred Stock, which are held in Mr. Harris' IRA account, are convertible; and (iv) 49,116 shares of the Security into which the $500,000 in Debentures, which are held in the account of One GT Associates over which Mr. Harris has sole investment and voting discretion, are convertible. The determination of the number of shares of the Security beneficially owned by Mr. Harris and the percentage such shares represent of all of the outstanding shares of the Security was made in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

          (b) The amount of shares of the Security beneficially owned by Mr. Harris is 3.84% of the total outstanding shares of the Security.

          (c)  (i)   Mr. Harris has the sole power to vote or to direct the vote of 222,219 shares of the Security.

               (ii)  Not applicable.

               (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 239,489 shares of the Security.

               (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 493,874 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The clients of G&H and certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2007

                                            /s/Jay R. Harris
                                            ----------------
                                            Jay R. Harris